SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces the payment of Supplementary Quarterly
Dividends; Dividend Policy: 2007 dividends fixed at R$ 0.35 per share, per quarter

São Paulo, January 30, 2007 - GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 e NYSE: GOL) (“Company”), Brazil’s low-cost, low-fare airline, announces to shareholders that its Board of Directors, at a meeting held on January 29, 2007, approved the payment of quarterly intercalary dividends to the shareholders, calculated based on the profits verified on the financial statements, referring to the fourth quarter of the fiscal year of 2006, as follows:

I – Amount of Supplementary Dividends

The total amount of the dividends of R$16,586,859.00, corresponds to R$ 0.08454 per preferred and common share.

II – Date of Credit

All outstanding shares on February 15, 2007, inclusive, will be entitled to receive the dividends approved.

III – Ex- Dividends Date

The Company’s shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” dividends as of, and including, February 16, 2007.

IV – Payment of Dividends

Dividends will be paid on March 26, 2007, with no remuneration.

The payment of the dividends referred to above was resolved in accordance with the Company’s policy of payment of quarterly intercalary dividends.

The amount of the quarterly intercalary dividends approved on January 29, 2007, and the interest on capital related to the fourth quarter of 2006, approved on December 13, 2006, in the amount of R$ 26,940,453.11, net of withholding income tax, shall be imputed to the mandatory dividends related to the corporate year of 2006.

The total value of dividends and interest on capital for the fourth quarter of 2006, net of withholding income tax, is R$ 42,389,014.00, corresponding to R$ 0.20125, net of withholding income tax, and R$ 0.22185 for the tax exempt and/or immune shareholders.

In 2006, the Company distributed to the shareholders the total amount of R$173.108.066,00, net of withhold income tax, as dividends and/or interest on stockholder’ capital, corresponding to an average of R$ 0.88 per share, representing 26,62% annual base net income.

V – Dividend Policy for 2007

With the objective of provided greater predictability of dividend payments to shareholders, at a meeting held on January 29, 2007, the Board approved the Dividend Policy for 2007. Without prejudice to the Company’s’ Bylaws, it was approved the distribution of quarterly dividends in the fixed amount of R$ 0.35 (thirty five cents of reais) per common and preferred share of the Company during 2007.

Regardless of the fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make the year-end supplementary dividend payment.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 600 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.